                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549

                            ----------------------



                                 SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934


                               (AMENDMENT NO. 2)





                           Family Golf Centers, Inc.
                           -------------------------
                               (NAME OF ISSUER)





                    Common Stock, Par Value $.01 Per Share
                    --------------------------------------
                        (TITLE OF CLASS OF SECURITIES)





                                  30701A 10 6
                                  -----------
                                (CUSIP NUMBER)
------------------------------------------------------------------------------










Check the following box if a fee is being paid with the statement [ ]





































                        (Continued on following pages)

------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS   Dominic Chang
------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                           (b) [ ]
------------------------------------------------------------------------------

  3   SEC USE ONLY                                                           *
                                                                             *
------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION                                   *
       United States of America                                              *
------------------------------------------------------------------------------

                  5  SOLE VOTING POWER
                     2,549,334*
    Number of
     Shares     --------------------------------------------------------------
  Beneficially    6  SHARED VOTING POWER
    Owned By         0
      Each      --------------------------------------------------------------
   Reporting      7   SOLE DISPOSITIVE POWER
  Person With         2,549,334*
                --------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER
                      0
------------------------------------------------------------------------------

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,549,334*
------------------------------------------------------------------------------

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                               [ ]
------------------------------------------------------------------------------

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     21.7%
------------------------------------------------------------------------------

 12  TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------------------------



* Includes (i) 1,000 shares of common stock owned by Mr. Chang's children and
(ii) options to purchase 10,000 shares, which are currently exercisable.

ITEM 1(A). NAME OF ISSUER:
           ---------------
           Family Golf Centers, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           ------------------------------------------------
           225 Broadhollow Road, Melville, New York  11747

ITEM 2(A). NAME OF PERSON FILING:
           ----------------------
           Dominic Chang

ITEM 2(B). ADDRESS OF PRINCIPAL OFFICE:
           ----------------------------
           c/o 225 Broadhollow Road, Melville, New York  11747

ITEM 2(C). CITIZENSHIP:
           ------------
           Dominic Chang is a citizen of the United States of America.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:
           -----------------------------
           Common Stock, par value $.01 per share.

ITEM 2(E). CUSIP NUMBER:
           -------------
           30701A 10 6

ITEM 3.    BECAUSE THIS STATEMENT IS NOT FILED PURSUANT TO
           RULES 13D-1(B) OR 13D-2(B), THIS ITEM IS:
           -----------------------------------------------
           Not Applicable.

ITEM 4.    OWNERSHIP:
           ----------
     (a)  Amount Beneficially Owned: 2.549,334*
     (b)  Percent of Class: 21.7%
     (c)  Number of Shares as to which such person has
        (i)  sole power to vote or to direct the vote: 2.549,334*
       (ii)  shared power to vote or to direct the vote: 0
      (iii)  sole power to dispose or to direct the disposition of: 2.549,334*
       (iv)  shared power to dispose or to direct the disposition of: 0


* Includes (i) 1,000 shares of common stock owned by Mr. Chang's children and
(ii) options to purchase 10,000 shares, which are currently exercisable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
         ---------------------------------------------
         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
         ----------------------------------------------------------------
         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
         ----------------------------------------------------------------------
         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
         --------------------------------------------------------
         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:
         -------------------------------
         Not Applicable.

ITEM 10. CERTIFICATION:
         --------------
         Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 1997



                                                     /s/ Dominic Chang
                                                     -----------------
                                                         Dominic Chang